

Mail Stop 3233

July 17, 2017

Via E-Mail
Mr. Dean A. Shigenaga
Chief Financial Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, CA 91101

> **Re: Alexandria Real Estate Equities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed January 31, 2017**
> **File No. 001-12993**

Dear Mr. Shigenaga:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating results, page 64

1. We note your presentation of "Items included in net (loss) income attributable to Alexandria's common stockholders" which appears to be limited to selected items in the statements of operations. With a view towards MD&A disclosure in future filings please tell us the purpose of this presentation and how you determined which items to include and exclude.

Consolidated Statements of Comprehensive Income, page F-4

2.   We note the significant "Reclassification adjustments for losses (gains) included in net (loss) income" in 2016. With a view towards MD&A disclosure in future filings, please tell us the reason for the significant fluctuation, the expected impact in future years, how the statement of operations reflects this translation loss and the basis for your accounting.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities